SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 11, 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.
ITEM 6.8 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE
RELATED PARTIES TRANSACTIONS 1
December 31, 20082

ITEM	RELATED PARTIES CONTRACT SUBJECT AND CHARACTERISTICS OF THE CONTRACT	RELATION WITH THE COMPANY	ORIGINAL AMOUNT		MATURITY OR TERM	CONDITIONS FOR CANCELLATION OR MATURITY	BALANCE
			R$ thousand	Date			R$ thousand	Date
01	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom Participações S.A. on a loan in the amount of R$ 30 million – FCO Loan	Controlling Company (Brasil Telecom Participações S.A.)	30,000	Apr/19/2006	Apr/01/2011	***	17,638	Dec/31/2008
02	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom Participações S.A. on a loan up to the amount of US$ 46.387 million – 63 Resolution	Controlling Company (Brasil Telecom Participações S.A.)	100,055	Jan/31/2000	Jul/31/2013	***	22,636	Dec/31/2008
03	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom Participações S.A. on a loan in the amount of R$ 1,268 million – 2004 BNDES Loans Pledge Agreement contract by the rate of 0.12% p.a., established between Brasil Telecom Participações S.A. and	Controlling Company (Brasil Telecom Participações S.A.)	1,245,462	Aug/26/2004	Apr/15/2011	***	565,731	Dec/31/2008
04	Brasil Telecom Participações S.A. in order to issue performance bond.	Controlling Company (Brasil Telecom Participações S.A.)	104,021 3	Mar/31/2008	Jul/24/2013 4	***	12,465	Dec/31/2008
05	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom Participações S.A. on the debentures’ th issuance in the amount of R$ 1,080 million – 4 Public Debentures’ Issuance	Controlling Company (Brasil Telecom Participações S.A.)	1,080,000	Jun/01/2006	Jun/01/2013	***	1,091,906	Dec/31/2008
06	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom Participações S.A. on a loan in the amount of R$ 2,104 million – 2006 BNDES Loans	Controlling Company (Brasil Telecom Participações S.A.)	800,000	Nov/21/2006	May/15/2014	***	1,828,767	Dec/31/2008
			395,000	Oct/29/2007	May/15/2014
			205,000	Nov/27/2007	May/15/2014
			400,000	Nov/15/2008	May/15/2014
07	Remunerated guarantee by the rate of 0.12% p.a., conceded to 14 Brasil Telecom Celular S.A. on a loan in the amount of R$ 259.1 million – 2008 BNDES Loans	Controlled Company (14 Brasil Telecom Celular S.A.)	100,000	Mar/17/2008	Sep/15/2017	***	260,692	Dec/31/2008
			159,376	Oct/22/2008	Sep/15/2017
08	Remunerated loan by the rate of 101.75% p.a., conceded by 14 Brasil Telecom Celular S.A. in the amount of R$ 800 million	Controlled Company (14 Brasil Telecom Celular S.A.)	374,144	Apr/16/2008	Apr/15/2009	***	712,213	Dec/31/2008
			50,128	Apr/17/2008	Apr/15/2009
			17,829	Apr/18/2008	Apr/15/2009
			70,185	Apr/22/2008	Apr/15/2009
			148,439	Sep/30/2008	Apr/15/2009
_______________

[1] The Company have to inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company’s Shareholders Equity, whichever is higher.
[2] Non-audited data
[3] Refers to the guaranteed value on the contract on Mar/31/2008. The Final Balance is consolidated with all current obligations (guarantee-insurance policy), regardless of the contract that it refers to.
[4] Maturity of the last obligation assumed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2009

BRASIL TELECOM S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.